EXHIBIT 2

For Immediate Release
April 30, 2013

Discovery Group Urges Anaren to Pursue Sale Process and Negotiate Recent Offer for the
Company

In a letter sent today to the Anaren Board of Directors, investor Discovery Group urged the Board, in light of Vintage Capital’s recent offer for Anaren, to expeditiously pursue the sale of Anaren.  Discovery called on the Board to negotiate with Vintage Capital, a 12.8% shareholder of Anaren that earlier this month made an unsolicited offer to acquire the remaining 87.2% of Anaren that it does not already own for $23.00 per share.  Discovery also asked the Board’s Independent Committee to simultaneously seek alternative buyers since, according to Discovery’s letter, “a sale to a strategic buyer could reasonably be expected to achieve a value in the range of $26 to $30 per share.”

Discovery Group has been an investor in Anaren since mid-2011.  According to Michael Murphy of Discovery Group, “Anaren is a high quality company that is sorely overlooked by the equity market.  Much greater value can be achieved for all shareholders if Anaren were to pursue and consummate a sale to one of the many strategic parties that our industry due diligence suggests are interested in the potential synergies with Anaren.”

However, Discovery is concerned that the Anaren Board is reluctant to sell the Company. Murphy continued, “We are worried that the Independent Committee is narrowly considering only the Vintage offer.  Our fear is that the Board is positioning itself to simply dismiss the offer as inadequate to avoid a sale.  They should be proactively seeking bids for the company in order to fulfill their fiduciary duty to all shareholders.”

Today’s letter to the Board, which was filed with the Securities and Exchange Commission, follows a recent, lengthier letter from Discovery on April 8th.  In that correspondence, Discovery outlined the rationale for a sale and also called into question the quality of stewardship of Anaren’s directors and the governance at the company. At the Anaren’s Annual Meeting in November 2012, Discovery proposed that the company adopt a requirement that directors be required to receive a majority vote for election to the Board.  The proposal was overwhelmingly approved by shareholders and subsequently adopted by Anaren.

About The Discovery Group

Discovery Group manages private partnerships in highly specialized investment strategies.  The business was founded in 2002 and is based in Chicago.  Investors in these funds include large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors.

Contact:	Meghan O’Callaghan
312.265-9596
mocallaghan@thediscoverygroup.com